Exhibit 5.1
April 13, 2011
Board of Directors
Rockville Financial, Inc.
P.O. Box 660
Rockville, CT 06066
Ladies and Gentlemen:
You have requested the opinion of this firm as to certain matters in connection with the registration of common stock, no par value per share (the “Common Stock”), of Rockville Financial, Inc. (the “Company”) to be issued pursuant to the Rockville Financial, Inc. 2006 Stock Incentive Award Plan (the “Incentive Award Plan”) and participation interests in the Common Stock of the Company offered or sold to the Rockville Bank 401(k) Savings Plan (“401(k) Plan”).
In rendering the opinion expressed herein, we have reviewed the Certificate of Incorporation of the Company, the Incentive Award Plan, the 401(k) Plan, the Company’s Registration Statement on Form S-8 (the “Form S-8”), as well as applicable statutes and regulations governing the Company. We have assumed the authenticity, accuracy and completeness of all documents in connection with the opinion expressed herein. We have also assumed the legal capacity and genuineness of the signatures of persons signing all documents in connection with which the opinions expressed herein are rendered.
Based on the foregoing, we are of the following opinion:
Following the effectiveness of the Form S-8, the Common Stock of the Company when issued in accordance with the terms and conditions of the Incentive Award Plan and the participation interests offered or sold to the 401(k) Plan will be legally issued, fully paid and non-assessable.
This opinion has been prepared solely for the use of the Company in connection with the preparation and filing of the Form S-8, and should not be used for any other purpose or relied upon by any other person without the prior written consent of this firm. We hereby consent to the use of this opinion in the Form S-8.

Very Truly Yours,

/s/ Hinckley, Allen & Snyder LLP
HINCKLEY, ALLEN & SNYDER, LLP